August 11, 2021 VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

Amendments No. 6 to Registration Statement on Form F-4

Filed August 3, 2021

File Nos. 333-253365 and 333-253365-01

Dear Mr. Dougherty:

We are submitting this letter on behalf of Brookfield Infrastructure Corporation (the “Company”) and Brookfield Infrastructure Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to oral comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) discussed in a telephone call on August 10, 2021, relating to Amendment No. 6 to the Registration Statement on Form F-4 (Registration Nos. 333-253365 and 333-253365-01) of the Registrants filed with the Commission on August 3, 2021 (the “Registration Statement”). Amendment No. 7 to the Registration Statement is being filed concurrently herewith.

The Partnership has evaluated the significance thresholds with respect to Inter Pipeline Ltd. (“IPL”) based on the audited financial statements for the year ended December 31, 2020. The Partnership advises the Staff that the results of the significance tests’ calculations with respect to the IPL transaction are as follows:

•	Asset test: 9%

•	Income test:

•	Income: 39%

•	Revenue: 10%

•	Investment test: 33%

* * *

Securities and Exchange Commission

August 11, 2021

Please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ David Johansen

cc:	David Krant, Chief Financial Officer

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.